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                               December 22, 2020

       Brandon S. Pederson
       Executive Vice President/Finance and Chief Financial Officer ALASKA AIR GROUP, INC.
       19300 International Boulevard
       Seattle, WA 98188

                                                        Re: ALASKA AIR GROUP,
INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 12,
2020
                                                            File No. 001-08957

       Dear Mr. Pederson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for Fiscal Year Ended December 31, 2019

       General

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also revise your disclosure to
state that there is uncertainty as to whether a court would enforce such provision and that
stockholders cannot waive compliance with the federal securities laws and the rules and
regulations thereunder. In addition, please provide corresponding risk
 Brandon S. Pederson
ALASKA AIR GROUP, INC.
December 22, 2020
Page 2
         factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl
Hiller, Accounting Branch Chief, at 202-551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



FirstName LastNameBrandon S. Pederson                           Sincerely,
Comapany NameALASKA AIR GROUP, INC.
                                                                Division of
Corporation Finance
December 22, 2020 Page 2                                        Office of
Energy & Transportation
FirstName LastName